Exhibit 5.2

March 7, 2023

V.F. Corporation

1551 Wewatta Street

Denver, Colorado 80202

Ladies and Gentlemen:

I am Executive Vice President, General Counsel & Secretary of V.F. Corporation, a Pennsylvania corporation (the “Company”), which has a principal place of business located in Denver, Colorado. In that capacity, I have acted as counsel for the Company in connection with the Registration Statement on Form S-3 (File No. 333-254093) (the “Registration Statement”), filed with the Securities and Exchange Commission for the purpose of registering under the Securities Act of 1933, as amended (the “Act”), certain securities, including €500,000,000 aggregate principal amount of the Company’s 4.125% Senior Notes due 2026 and €500,000,000 aggregate principal amount of the Company’s 4.250% Senior Notes due 2029 (collectively, the “Securities”). The Securities are to be issued pursuant to the provisions of the Indenture dated October 15, 2007 (the “Base Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), as supplemented by the Sixth Supplemental Indenture dated as of March 7, 2023 (together with the Base Indenture, the “Indenture”), among the Company, the Trustee and The Bank of New York Mellon, London Branch, as paying agent. The Securities are to be sold pursuant to the Underwriting Agreement dated February 23, 2023 (the “Underwriting Agreement”) among the Company and the several underwriters named therein.

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, I am of the opinion that the Securities have been duly authorized by the Company.

I express no opinion herein concerning any law other than the applicable provisions of the Pennsylvania Business Corporation Law and the current federal laws of the United States. I am a member of the bar of the State of California and certified to act for the Company in the State of Colorado. I am not admitted to practice law in the Commonwealth of Pennsylvania, but I am generally familiar with the laws of such Commonwealth and have made such inquiries as I considered necessary to render my opinion. I hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof and its incorporation by reference into the Registration Statement and further consent to the reference to my name under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely in connection with the above matter. This opinion may not be relied upon for any other purpose or relied upon by or furnished to any other person without my prior written consent.

Very truly yours,

/s/ Jennifer S. Sim
Jennifer S. Sim
Executive Vice President, General Counsel & Secretary